[LETTERHEAD OF COMMUNITY HEALTH SYSTEMS, INC.]
August 19, 2011
VIA EDGAR SUBMISSION
Mark Brunhofer
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Community Health Systems, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-15925
Dear Mr. Brunhofer:
     Pursuant to the comment you issued orally during your telephone conversation with Thomas W. Christopher of Kirkland & Ellis LLP on August 16, 2011 with regard to the Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) of Community Health Systems, Inc. (the “Company”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By: Name:	/s/ Rachel A. Seifert Rachel A. Seifert
Title:	Executive Vice President, Secretary
and General Counsel